9800 Fredericksburg Road
San Antonio, Texas 78288
July 28, 2016
VIA EDGAR
Mr. Jay Williamson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Responses to Comments on Post-Effective Amendment No. 126 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)
Dear Mr. Williamson:
On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on July 11, 2016, concerning Post-Effective Amendment No. 126 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on May 27, 2016, on behalf of the USAA Tax Exempt Money Market Fund, USAA California Money Fund, USAA New York Money Market Fund, and USAA Virginia Money Market Fund series of the Trust (the Fund), and the Trust’s responses thereto.
The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.
General Comments:
1	Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please also provide “Tandy” representations.
Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure, and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.
In connection with Post-Effective Amendment No. 126 to the Trust’s Registration Statement on Form N-1A filed for the purpose of making the changes referenced in this letter, among others (the Filing), the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
2	Comment: Please confirm that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.
Response: The Trust confirms that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

3	Comment: The Staff has developed guidance relating to money market fund reform in the form of FAQs, which are available on the SEC website and are updated periodically. Please confirm that you have considered the guidance in the FAQs, as well as within the Rule 2a-7 amendments adopting release.
Response: The Trust confirms that it has considered the guidance issued by the SEC in the form of FAQs and in the Rule 2a-7 amendments adopting release.
Tax Exempt Long-Term Fund Prospectus
4	Comment: Please state whether the adviser or an affiliate reserves the right to recoup any fee amounts waived.
Response: Neither the adviser nor any of its affiliates reserves the right to recoup any fee amounts waived.
5	Comment: In the “Principal Investment Strategy” section, you describe the Fund’s policy to invest at least 80% of its assets in tax-exempt securities. Rule 35d-1under the Investment Company Act of 1940, as amended (1940 Act) defines “assets” as “net assets, plus the amount of any borrowings for investment purposes.” Please confirm that you comply with this definition.
Response: The Trust confirms that it complies with the definition of “assets” in Rule 35d-1 for purposes of implementing the Fund’s policy to invest at least 80% of its assets in tax-exempt securities.
6	Comment: The Staff notes the Fund’s dollar-weighted average portfolio maturity is 10 years or more, as described in its principal strategy, but that over the past two years, the Fund’s actual dollar-weighted average portfolio maturity has been more than 15 years. If the Fund intends to maintain a longer-term average portfolio maturity, consider revising the principal strategy accordingly.
Response: The Fund prefers to maintain the flexibility within its strategy to aim for a dollar-weighted average portfolio maturity of 10 years or more, as this is considered within the industry to be the definition of a “long-term” fund. The average maturity may decrease below 15 years in future years.
7	Comment: Within the “Principal Investment Strategy,” please describe the Fund’s duration strategy, if the Fund has a duration strategy.
Response: The Fund doesnot employ a specific duration strategy; any changes in duration are an indirect result of other strategic moves.
8	Comment: In the “Principal Risks” section, consider using headers to identify the individual risks.
Response: The Trust believes that the narrative style employed in the “Principal Risks” is a shareholder-friendly approach that accords with the plain English initiative. Accordingly, the Trust respectfully declines to make the requested change.
9	Comment: In the discussion of “Performance” consider inserting the word “Class” after “Fund Shares” in the second sentence to avoid any potential confusion over the meaning of “Fund Shares.”
Response: The Trust has made the requested change.

10	Comment: Please update the performance information in the summary section to include 2015 and year-to-date performance.
Response: The Trust has made the requested change.
11	Comment: The Staff notes that in the “Average Annual Total Returns” table, you include the performance of the Lipper General & Insured Municipal Debt Funds Index. Please either clarify in the parenthetical that the index does not reflect fees and expenses, or explain in your response why you have not included such disclosure.
Response: Lipper indexes do reflect fees and expenses, as they are based on the average returns of a pool of peer mutual funds. This is why the Fund has not included a note regarding fees and expenses in the parenthetical.
Tax Exempt Short-Term Fund Prospectus
12	Comment: The Staff notes that the Fund’s portfolio holdings turnover rate for the most recent fiscal year was 30%, which is more than double the previous year’s portfolio turnover rate of 14%. Please provide an explanation of the factors that contributed to this increase in portfolio turnover.
Response: The Trust notes that 30% portfolio turnover rate was for the fiscal year ending in 2015 and that the disclosure has been updated to reflect the 2016 portfolio turnover rate. That said, the reason for the increase in portfolio turnover from 2014 to 2015 was due to an increase in shareholder redemptions in 2015 as well as a natural result of owning bonds that matured during the fiscal year ending in 2015. The Trust believes that the portfolio turnover rate remains relatively low and is in the range of normal expectations for the Fund. Accordingly, the Trust has not made any changes in response to this comment.
Tax Exempt Money Market Fund Prospectus
13	Comment: Please revise the “Principal Strategy” to provide more information on the restrictions that are imposed on the Fund pursuant to Rule 2a-7 under the 1940 Act, including the fact that the Fund complies with Rule 2a-7, and explain the Adviser’s process for selecting investments and constructing the portfolio pursuant to the restrictions of Rule 2a-7. Provide a copy of the revised disclosure within your response.
Response: The Fund has added the following disclosure to the “Principal Strategy”:
“In pursuing its investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7 under the Investment Company Act of 1940, as amended (Rule 2a-7). Accordingly, the Fund restricts its investments to instruments that meet certain maturity and quality requirements under Rule 2a-7. Generally, such investments will be limited to a security with a remaining maturity of 397 calendar days or less that is determined to present minimal credit risk; issued by a money market fund; or issued or guaranteed by the U.S. government or any agency or instrumentality thereof.”
Tax Exempt Long-Term Fund, Tax Exempt Intermediate-Term Fund, Tax Exempt Short-Term Fund, and Tax Exempt Money Market Fund Prospectus

14	Comment: In the “More Information on the Funds’ Investment Strategy” section on page 29, under the sub-heading “municipal lease obligations,” you use the term “non-appropriation clause.” Please explain in the disclosure what a “non-appropriation clause” is and how the Adviser uses it in evaluating the liquidity of bonds.
Response: A non-appropriation clause gives the municipality the right to take away funding (the “appropriation”) from the project the municipal lease obligation is backing. Municipalities always have the right to not “appropriate,” as a current city council cannot commit a future city council to a given project, but this provision determines how the non-appropriation affects rights under the municipal lease obligation. The Adviser considers non-appropriation clauses as part of its in-depth credit research process, and notes that a non-appropriation clause generally reduces the rating received by the municipal lease obligation.
The Trust has revised the disclosure to clarify the description of non-appropriation to read as follows:
“…(6) whether the municipal lease obligation contains a non-appropriation clause (giving the municipality the right to discontinue “appropriation” or funding for the project associated with the municipal lease obligation without causing a default event) and the likelihood that the obligor will fail to make an appropriation therefor…”
15	Comment: In the “More Information on the Funds’ Investment Strategy” section on page 30, under the sub-heading “synthetic instruments,” you note that “in order to satisfy the maturity restrictions for a money market fund, some money market securities have demand or put features, which have the effect of shortening the maturity of the securities.” Please clarify whether you restrict investments in synthetic securities to only those that unconditional demand or put features, and if you do not, please explain in your response the circumstances in which you would treat a synthetic security with a conditional put or demand feature as short-term, and what conditions you are willing to accept.
Response: The Funds use synthetic securities primarily for cash management purposes, and generally would not purchase a synthetic security unless the Adviser considered it to be short-term. We do not restrict investments to only unconditional demand features, but as part of our research process we consider the likelihood of one of the stated conditions occurring. Standard conditions for synthetic securities relate to taxability, downgrades, and defaults. The Adviser generally considers these events to be highly unlikely for most potential investments, but if the Adviser was concerned about the occurrence of any one of these events (or other applicable condition) it would not purchase the security for the Fund.
16	Comment: On page 31, under the heading” What are the differences among the Tax Exempt Long-Term, Tax Exempt Intermediate-Term, and Tax Exempt Short-Term Funds,” you note that “In determining a security’s maturity for purposes of calculating a Fund’s weighted average maturity, estimates of the expected time for its principal to be paid may be used.”Please provide in your response an explanation of (i) the extent to which you use estimates; (ii) the degree of difference between actual maturities and estimates; (iii) the factors you consider when calculating estimates; and (iv) whether historical data supports the estimates.
Response: Estimates of maturities are only used in certain rare circumstances, such as for mandatory sinking funds (which are paid off over time rather than a lump sum at the end, so an intermediate maturity is estimated) and for bonds that have coupon rates that increase significantly on a given date (which are assumed to “mature” on that date as payment at that time is standard industry practice). In almost all cases, we use the stated maturity of investments. Further discussion of the methods for calculating weighted average maturities of the Funds is available in the Statement of Additional Information (SAI).
To clarify, the disclosure has been revised as follows:
“In certain circumstances, such as when a bond is expected to be repaid either entirely or partially in advance of its stated maturity date, estimates of the expected time for its principal to be paid may be used when calculating a Fund’s weighted average maturity.”
17	Comment: The Funds’ 80% policies as described in each of their “Principal Strategy” sections appear to be inconsistent with the 80% policies as described in the “More Information on the Funds’ Investment Strategy” section, with one version of the policy indicting an asset-based measurement (“80% of the Fund’s net assets will consist of tax-exempt securities”) and the other an income-based measurement (“at least 80% of each Fund’s annual net investment income dividends will be excluded from a shareholder’s gross income for federal income tax purposes”). Please reconcile and please also ensure consistency within the SAI, as discussed in the additional comment below.
Response: The Trust notes that the asset-based measurement is an investment strategy of each Fund, whereas the income-based measurement is the “names rule” policy adopted by the Fund in accordance with Rule 35d-1. In order to reconcile the disclosures throughout the prospectus and the SAI, the Trust has added the following disclosure to each Fund’s Principal Strategy:
“In addition, during normal market conditions, at least 80% of the Fund’s annual net investment income dividends will be excludable from gross income for federal income tax purposes. This policy may be changed only by a shareholder vote.”
18	Comment: Throughout the disclosure beneath the heading “TAX EXEMPT LONG-TERM, TAX EXEMPT INTERMEDIATE-TERM, AND TAX-EXEMPT SHORT-TERM FUND” on pages 33-34 you refer to “the Funds” and “each Fund” where we believe you intend to exclude the Tax Exempt Money Market Fund. Please confirm and consider clarifying.
Response: The Trust confirms that the disclosure does not apply to the Tax Exempt Money Market Fund, which is discussed in the immediately following section. We believe that the heading makes this sufficiently clear to shareholders.
19	Comment: The Staff notes thaton page 34, under the heading “What is the credit quality of the Funds’ investments?” you indicate that you may pay a rating agency to rate securities when you believe it may benefit a Fund. Please explain in your response the circumstances in which you would pay a rating agency to rate a security, the types of instructions or limitations you would provide the rating agency, if any, whether the request would be made before or after a Fund’s investment in a security, and whether you would pay for a rating from a rating agency if another rating agency had already rated the security.
Response: The Adviser would only pay a rating agency to rate a security if (i) a Fund owned the security already; and (ii) the Adviser believed that having a rating for the security may enhance its market value by more than the cost of obtaining the rating. If a security was already rated, but the factors above were present, the Adviser also might pay for a rating if the existing rating was considered stale.

20	Comment: Also on page 34, under the heading “How are the decisions to buy and sell securities made?” you state that your investors value tax-exempt income over taxable capital gain distributions. Please clarify how, in practical terms, this affects the way you manage the portfolio.
Response: The Adviser’s overall approach is to manage for after-tax total return. The Fund’s low turnover is a product of this approach, as the Adviser invests with the assumption that the Fund will hold investments to maturity, although market forces can change those intentions.
To further clarify, the disclosure has been revised as follows:
“We manage the tax-exempt funds based on the common sense premise that our investors value tax-exempt income over taxable capital gain distributions. When weighing the decision to buy or sell a security, we strive to balance the amount of tax-exempt income, the credit risk of the issuer, and the price volatility of the bond. We generally intend to hold investments until maturity, resulting in lower portfolio turnover in the Funds, although these intentions may be adjusted in response to the market or other events.”
21	Comment: On page 35 you discuss investments in “eligible securities” pursuant to Rule 2a-7. Such eligible securities include securities with a remaining maturity of 397 calendar days or less that are determined to present minimal credit risks to a fund. Please explain how you determine that a security presents minimal credit risks to the Tax Exempt Money Market Fund.
Response: The Trust has made the requested change. The disclosure has been revised as follows:
“In making the determination as to whether a particular investment presents minimal credit risks, we consider, among other things, the issuer or guarantor’s financial condition, sources of liquidity, ability to react to future marketwide and issuer- or guarantor-specific events, the strength of the issuer or guarantor’s industry within the economy, and the issuer or guarantor’s competitive position within its industry. We may also consider comparative prices/yields of the security, certain asset-specific factors, as well as ratings received by NRSROs.”
22	Comment: In the disclosure on page 45 under “Purchases – Purchasing Shares – Fund Shares” you state that policies and procedures may differ for shares purchased through a financial intermediary. Please confirm that you have reviewed the discussion of omnibus accounts within the Rule 2a-7 amendments adopting release, and that you understand that, for a “retail” money market fund, such as the Tax Exempt Money Market Fund, you must confirm that underlying accounts in an omnibus account are natural persons.
Response: The Trust confirms that it has reviewed the guidance provided by the SEC in the Rule 2a-7 amendments adopting release, and understands that, for retail money market funds, it must confirm that the underlying accounts in an omnibus account are natural persons. Additionally, at this time, the Trust does not distribute shares of the Tax Exempt Money Market Fund through outside financial intermediaries.
23	Comment: The Staff notes that the Funds may charge a fee to certain accounts with small balances, as described on page 52 under the heading “Account Balance.” Please revise the Funds’ fee tables to reflect these small account balance fees.

Response: Instruction 2(d) to Item 3 of Form N-1A indicates that a Fund is required to disclose account fees that may be charged to a “typical investor” in the Fund, and the Fund is not required to disclose “fees that apply to only a limited number of shareholders based on their particular circumstances.” The small account balance fee only applies to shareholders whose account balance falls below a minimum threshold amount. Additionally, the Trust has voluntarily chosen to not currently impose the small account balance fee described on page 52; however, the Trust includes the disclosure so that it has the flexibility to charge the fee at a future time. For these reasons, the Trust respectfully declines to make this revision.
24	Comment: The Staff notes that under the heading “Multiple Class Information – Distribution and Service Fees,” the Trust has included the following disclosure: “In addition, because some or all of the fees payable pursuant to the Rule 12b-1 Plan may be used to pay for shareholder services that are not related to prospective sales of the Fund, the Adviser Shares may continue to make payments under the Rule 12b-1 Plan even if the Fund terminates the sale of Adviser Shares to investors.” Give the purpose and requirements of Rule 12b-1, please explain in your response how you have determined that is appropriate to continue charging a Rule 12b-1 fee under these circumstances.
Response: Rule 12b-1 fees may be used to, among other things, compensate intermediaries for both distribution and shareholder services. In the event that the Fund chooses to no longer issue new shares of the Adviser Share class to investors, existing holders of the Adviser Shares would continue to require, and intermediaries would continue to provide, shareholder services. The Trust believes that it would be permissible and appropriate in such circumstances to use 12b-1 fees to compensate intermediaries to provide shareholder services with respect to the outstanding Adviser Shares. The Trust also notes that 12b-1 fees may be paid in respect of past distribution activities even where a fund no longer offers shares for investment. See Letter to John Dingell, Chairman of the House Energy and Commerce Committee, from Arthur Levitt, Chairman of the Securities and Exchange Commission, Regarding Certain Rule 12b-1 Practices (August 19, 1993) (“Rule 12b-1 permits a fund to spread its distribution expenses over several years and allows payment of fees for past distribution services. Therefore, even if a fund closes to new investors, it may continue to pay rule 12b-1 fees in order to compensate the distributor for its past distribution efforts.”) (Emphasis added). Accordingly, the Trust believes that it also would be permissible to use 12b-1 fees to compensate intermediaries for past distribution activities with respect to the Adviser Shares.
25	Comment: In the Rule 2a-7 amendments adopting release, the SEC stated that money market funds could continue to use amortized cost to value securities with remaining maturities of 60 days or less if the fund’s board of trustees determines in good faith that the fair value of these securities is their amortized cost, unless particular circumstances require otherwise. Please revise the disclosure under the heading “Valuation of Securities” accordingly, and confirm that you have reviewed the discussion of amortized cost valuation within the Rule 2a-7 amendments adopting release.
Response: The Trust has made the requested change, and confirms that it has reviewed the guidance provided by the SEC on amortized cost within the Rule 2a-7 amendments adopting release. The disclosure has been revised as follows:

“In addition, securities purchased with original or remaining maturities of 60 days or less and all securities of the Tax Exempt Money Market Fund may be valued at amortized cost, provided that it approximates market value as determined by the Board.”
26	Comment: Please update the “Financial Highlights” to reflect March 31, 2016 information.
Response: The Trust has made the requested change.
California Bond Fund and California Money Market Fund Prospectus
27	Comment: The Staff notes that you offer both the California Bond Fund and California Money Market Fund in the same prospectus and that the Funds have similar investment objectives and strategies. Rule 2a-7(b)(1) provides that is would be an untrue statement of material fact within the meaning of Section 34(b) of the 1940 Act, for a registered investment company, in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Act, including any advertisement, to hold itself out to investors as a money market fund or the equivalent of a money market fund, unless the registered investment company complies with Rule 2a-7. Please confirm your understanding, and inform the Staff of your plans to avoid investor confusion about the differences between the California Bond Fund and California Money Market Fund.
Response: The Trust confirms that it understands Rule 2a-7(b)(1). While the Funds have similar investment objectives, and some components of their investment strategies are similar as well, certain components of their respective strategies are fundamentally different: namely, the California Money Market Fund operates as a money fund and the California Bond Fund does not. To further avoid potential investor confusion, the Trust has added the following statements to the section “More Information on the Funds’ Investment Strategy:”
“The California Money Market Fund will endeavor to maintain a constant NAV of $1 per share, although there is no assurance that it will be able to do so.
The California Bond Fund is not a money market fund, and it does not seek to maintain a constant NAV per share.”
The Trust also made certain format-related revisions through this section (such as revising headings and bolding fund names) to further distinguish between the Funds.
The summary prospectuses relate to each Fund on an individual basis; therefore, the Trust believes that no additional changes to those documents are necessary.
28	Comment: In the “Principal Investment Strategy” section for the California Bond Fund, you create the defined term “tax-exempt securities,” however the term used throughout the rest of the Prospectus (as required by Rule 35d-1) is “California tax-exempt securities.” Please revise to define “California tax-exempt securities.”
Response: The Trust has made the requested change.
29	Comment: In the “Principal Risks” on page 3, as well as in response to Item 9 of Form N-1A, please revise your disclosure regarding California tax-exempt securities to more fully discuss the material economic and political factors, issues or trends that may potentially impact the market value and/or credit quality of investments. For example, the revised disclosure may include references risks associated with demographic trends, reliance on key industries, pension funding levels, infrastructure needs, tax policies, including reliance on certain tax receipts, existing debt levels, and competing budget priorities. These are examples only; the actual disclosures should be informative and state-specific.
Response: The Trust has made the requested change. The revised disclosure is as follows:
“Because the Fund invests primarily in California tax-exempt securities, the Fund is more susceptible to adverse economic, political, and regulatory changes affecting tax-exempt securities issuers in California, such as changes to state laws and policies, economic issues that affect critical industries, large employers, or weaken real estate prices, and existing debt levels and state budget priorities. The Fund’s performance will be affected by the fiscal and economic health of California and its municipalities and their ability to issue and repay debt. The Fund is more vulnerable to unfavorable developments in California than are funds that invest in municipal securities of many states.”
30	Comment: On page 17 in the bulleted list, there is an error where “Virginia” is referenced, rather than “California.” Please correct the disclosure.
Response: The Trust has made the requested change.
New York Bond Fund Prospectus
31	Comment: The Staff notes that the Fund invests primarily in securities the interest on which is exempt from New York City personal income tax, as described in its “Principal Investment Strategy.”Are any additional restrictions on the portfolio necessary to achieve this? If so, please address them in the “Principal Investment Strategy” and also disclose in the “Principal Risks” any additional risks associated with further restrictions on the portfolio.
Response: No additional restrictions on the portfolio are necessary as all potential investments that are exempt from New York State income taxes are also exempt from New York City income taxes.
Statement of Additional Information (SAI) for the Tax Exempt Long-Term Fund, Tax Exempt Intermediate-Term Fund, Tax Exempt Short-Term Fund, and Tax Exempt Money Market Fund
32	Comment: On page 8, under the heading “Cover,” the Staff notes the reference to derivatives. Please confirm that derivatives are not a part of any of the applicable Funds’ principal strategies.
Response: The Trust confirms that derivatives are not a part of the principal strategy of any of the Funds within this SAI.
33	Comment: The Staff notes that the Funds may invest in credit default swaps, as described on page 16 of the SAI, under the heading “Swap Arrangements.” Please confirm that, to the extent a Fund is a credit default swap seller, it will segregate assets sufficient to cover the full notional value of the contract.
Response: The Trusts confirms that, to the extent a Fund is a credit default swap seller, it will segregate assets sufficient to cover the full notional value of the contract.

34	Comment: In the“Investment Restrictions” section on page 19, consider removing “in any material way” from the second sentence, which begins with “These restrictions may not be changed in any material way…” as Section 13 of the Investment Company Act of 1940 does not have a materiality requirement.
Response: The Trust has made the requested change.
35	Comment: In the“Investment Restrictions” section on page 19, you include a fundamental policy that “at least 80% of each Fund’s annual income will be excludable from gross income for federal income tax purposes.” As described above in Comment 5, the “Principal Investment Strategy” sections of the Funds’ prospectuses describe a policy to invest at least 80% of each Fund’s assets in tax-exempt securities. Please reconcile these policies to be either asset-based or income-based.
Response: The Trust has made the requested change. Please see response to Comment 17.
36	Comment: Please add disclosure under the heading “Advisory Agreement” on page 32, to indicate that the Advisory Agreement may be terminated by the Funds without penalty.
Response: The Trust has made the requested change.
37	Comment: In the management fees table on page 32, please clarify whether the fees are gross or net of applicable reimbursements.
Response: The Trust has made the requested change.
If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.
Sincerely,
/s/ Daniel Mavico
Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust